Exhibit 99.1

FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – MAY 28, 2012

BAYTEX TO PRESENT AT RBC CAPITAL MARKETS GLOBAL ENERGY
AND POWER CONFERENCE

CALGARY, ALBERTA (May 28, 2012) – Baytex Energy Corp. (TSX, NYSE: BTE) is pleased to announce that Brian Ector, Vice President, Investor Relations, will be presenting at the RBC Capital Markets Global Energy and Power Conference on Monday, June 4, 2012 at 4:05pm EDT in New York, New York. Interested parties can listen to a live webcast and view the presentation slides via the following URL:

http://www.wsw.com/webcast/rbc143/panel7/

A replay will be available on the Baytex website, www.baytex.ab.ca, for six months following the presentation.

The common shares of Baytex Energy Corp. are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information, please contact:

Baytex Energy Corp.
Raymond Chan, Executive Chairman and Interim CEO	Telephone: (587) 952-3100
Derek Aylesworth, Chief Financial Officer	Telephone: (587) 952-3120
Brian Ector, Vice President, Investor Relations	Telephone: (587) 952-3237

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca